

Mail Stop 7010

December 23, 2005

By U.S. Mail and Facsimile

Mr. Gary M. Pfeiffer
Senior Vice President and Chief Financial Officer
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

> **Re: E.I. du Pont de Nemours and Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **File No. 001-00815**

Dear Mr. Pfeiffer:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you may need to revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have performed a limited review of your disclosures surrounding your liability disclosures concerning PFOA and the latest action against you concerning Teflon non-stick coating. We also have some general questions about your presentation of liabilities. Please understand that our questions are based on the observation that you have an established history of material losses relating to litigation and product liability. You have also identified litigation as a critical accounting policy for your company.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 21 – Other Accrued Liabilities, page F-25

2. The amount that you classify as miscellaneous current liabilities is substantial. Over 36% of your current liabilities are aggregated into a miscellaneous category. We note that you only provide a narrative unquantified description of those costs. Tell us what consideration you have given to the requirement to state separately any liabilities that exceed 5% of current liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

Note 23 – Other Liabilities, page F-25

3. The amount that you classify as miscellaneous long-term liabilities is substantial. Over 10% of your total liabilities are aggregated into a miscellaneous category. We note that you only provide a narrative unquantified description of those costs. Tell us what consideration you have given to the requirement to state separately any long-term liabilities that exceed 5% of total liabilities. Please refer to Article 5-02 of Regulation S-X for more guidance on this issue.

4. We note that the narrative description of miscellaneous current and miscellaneous long-term liabilities includes restructuring reserves, environmental costs and litigation. We also note that those items make up three of the seven issues you have identified as accounting policies that are critical to your company. Although we recognize that certain contingent liabilities have been separately identified elsewhere in your filing, the amounts described above, are substantially larger than the individually identified amounts.

   Considering that these accruals related to items that you have identified as involving critical accounting policies, tell us why you believe it is best to aggregate such accruals, rather than isolate them.

Note 25 – Commitments and Contingent Liabilities, page F-26

Washington Works Class Action

5. Tell us the amount of the total damages alleged in the original August 2001 class action lawsuit. Please provide your answer notwithstanding your views as to merit, ultimate liability or the potential shortcomings involving alleged damages quantified in class action suits. Please detail the components of the alleged damages. If at any time subsequent to the original suit any damages were alleged, please advise similarly.

6. Tell us whether there are any other individuals, or classes not bound by the settlement living near the Washington Works facility. Please detail them and provide a description of any allegations, quantified as appropriate.

7. Tell us about the timing and schedule of the health study by the independent panel of experts. What are the timeline/deadlines associated with this portion of the settlement?

8. Tell us the amount you have spent on litigation and administration related to the Washington Works facility related to PFOA. Provide your response by reporting period since inception.

9. As of the date of your response, tell us whether you have any conclusions as to the probability of there developing a determination that a probable link between PFOA exposure and any disease exists. Tell us about any information you have that would indicate a probable link between PFOA exposure and disease.

10. Tell us whether you believe that it is remote, reasonably possible, or probable that you will be required to fund the medical monitoring program. Describe your belief, notwithstanding your views concerning the merit of the issue. Frame your conclusions in the context of the dates you filed your 2004 10-K, your most recent interim quarterly filing, as well as the date of your response. Please provide support for your determinations.

11. Tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses for personal injuries related to exposure to PFOA from the class action suit near the Washington Works plant. Please provide support for your determination. Describe your conclusion, notwithstanding your views concerning the merit of the issue.

12. We note that you use PFOA in processing at various sites around the world. Tell us whether you have any information that you may incur losses related to the use of PFOA at any other plant sites. Please be specific regarding such information. In particular, we are concerned about your assessment of any asserted and unasserted claims as required by SFAS 5. Quantify for us any other asserted claims related to PFOA, other than the class action. Tell us whether you believe that it is remote, reasonably possible, or probable that you will incur losses related to exposure to PFOA from any other source. Describe your belief, notwithstanding your views concerning the merit of the issue.

13. Tell us the amount you have spent on litigation and administration related to any non-Washington Works facility related to PFOA. Provide your response by reporting period since the inception of any case.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 11 - Commitments and Contingent Liabilities, page 15

Teflon Non-Stick Coating

14. We note your disclosures concerning the class action filed against you in various
    states concerning the alleged potential harm from products containing Teflon. The
    amount and nature of your disclosures do not appear to provide readers with an
    adequate scope of this issue. Please tell us more about this issue, in particular:

    - Tell us whether you are aware of any information that would indicate that
      Teflon non-stick coating may be potentially harmful to consumers;

    - Tell us whether any alleged damages have been quantified, or any aspect of
      the cases, in the aggregate, specifies amounts to be expended as part of any
      settlement. If so, please tell us those amounts;

    - Quantify the number of all actions and claimants from inception through the
      date of your response, with a roll-forward of activity by reporting period;

    - Tell us how much you have spent on litigation and administration related to
      this issue, from inception to the date of your response. Separate such costs by
      reporting period;

    - Tell us whether and to what extent any losses, or costs may be recoverable
      from third parties;

    Provide us with your assessment as to the probability (remote, reasonably possible,
    probable) of material losses related to this issue as of the date of your response.
    Provide support for your conclusions.

    <center>*   *   *</center>

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Asst. Chief Accountant